UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: January 2025

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry Into Material Agreement

Sale and Purchase Agreement

As previously disclosed, on November 26, 2024, Maxeon Solar Technologies Ltd. (NASDAQ: MAXN) (“Maxeon or the “Company”) announced that, among other things, it entered into a partially binding term sheet with TCL Zhonghuan Renewable Energy Technology Co Ltd. and/or its subsidiaries, the Company’s controlling shareholder (collectively, “TZE”), in connection with the potential acquisition by TZE of 100% equity interest in SunPower Philippines Manufacturing Ltd, a Cayman incorporated legal entity and wholly owned indirect subsidiary of Maxeon (“SPML”) (the “Termsheet”).

On January 26, 2025 (the “Signing Date”), SunPower Technology Ltd., a subsidiary of the Company (“SPT”), and Lumetech PTE Ltd., a subsidiary of TZE (“Purchaser”), entered into a definitive Sale and Purchase Agreement (the “SPA”), pursuant to which SPT will sell its 100% ownership interest in SPML to Purchaser (collectively, the “Shares”). The aggregate consideration for the sale of the Shares will be US$ 58.6 million (“Total Consideration”), which shall be payable on the closing date (“the Closing Date”) of the transactions contemplated under the SPA (the “Closing”) less any installments already paid by the Purchaser to SPT following the signing of the Termsheet. SPT and the Purchaser have agreed that certain “Target Assets” comprising certain specifically identified assets and liabilities associated with the business activities within the country of The Philippines that are held by Maxeon or its subsidiaries, will be transferred and sold by Maxeon to the Purchaser through a Procurement Agency Agreement, to be entered into between Maxeon and the Purchaser, on the Closing Date (“Procurement Agency Agreement”). The aggregate consideration for the Target Assets (as this term is defined in the Procurement Agency Agreement) is approximately US$7.26 million payable on the later of (i) the Closing Date or (ii) the date on which the Purchaser receives the ODI Approval (as defined below). The Purchaser has undertaken to use its reasonable efforts to procure the ODI Approval with respect to the transactions contemplated under the Procurement Agency Agreement on or before 30 April 2025 (or such other date as the Parties may mutually agree). If on the completion date(s) under the Procurement Agency Agreement (“PAA Closing”), Maxeon fails to deliver any of the assets identified in the Procurement Agency Agreement, Maxeon is required to refund the Purchaser the portion of the consideration tied to the undelivered assets. The Procurement Agency Agreement in the form attached hereto as Exhibit 99.2, provides that following the PAA Closing, Purchaser undertakes that for a period of 12 months from the relevant PAA Closing Date, the Purchaser will not sell assets purchased thereunder to any person for an aggregate consideration or valuation greater than the relevant consideration contemplated under the terms of the Procurement Agency Agreement.

The SPA provides that at Closing, the net intercompany balances which remain owing to SPML or any of SPML’s subsidiaries by SPT as of the Closing Date, will be irrevocably waived and SPT shall have no further liability with respect to such net intercompany balances following the Closing.

The Closing of the transactions contemplated under the SPA is subject to receipt of certain customary closing deliverables by each party by the Long-Stop Date (as defined below), including but not limited to Purchaser’s receipt of the outbound direct investment approval from the PRC National Development and Reform Commission (and/or the PRC Ministry of Commerce and/or PRC State Administration of Foreign Exchange) (“ODI Approval”) related to the transactions contemplated under the SPA, certain consents and notification requirements and the signing of the following agreements:

•the signing of the Procurement Agency Agreement;
•the signing of a Transitional Services Agreement pursuant to which the parties thereto will agree to provide certain global shared services to MSTL and/or its affiliates and vice versa; and
•the signing of a Bilateral Development Services Agreement pursuant to which the Purchaser and any of its affiliates will cooperate with an affiliate of Maxeon and its respective affiliates on the development of Max 7 Technology and Max 8 Technology

(each of the Procurement Agency Agreement, the Transitional Services Agreement, and the Bilateral Development Services Agreement, collectively referred to herein as the “Ancillary Agreements”).

The parties to the SPA are providing certain undertakings following the Closing of the transactions contemplated thereby, including Purchaser’s undertakings (i) to make no claims against SPT or any of its affiliates, whether in connection with the sale of the Shares or otherwise, as well as (ii) to use its best efforts to provide appropriate job positions for certain SPT employees in the new joint venture company to be established in the future, and SPT’s undertakings (x) to remove any encumbrances on the assets of the Company and its subsidiaries and complete any necessary filings within three months of procuring certain release documents as well as (y) to take certain actions as permitted under applicable law to enable the approval process and corporate actions related to disposition of certain SPML real estate assets and corporate governance matters.

Purchaser has agreed that for a period of twelve months following the closing the transactions contemplated under the SPA, to not resell the Shares for a value greater than the Total Consideration or any assets owned by SPML and its subsidiary for a value greater than the one stated in the Collier’s Report (as such term is defined in the SPA).

Post Closing, SPT and its affiliates will have the exclusive right to manage in good faith certain known litigation matters of SPML that are pending as of the Closing (“SPML Known Proceedings”) and Purchaser undertakes not to take any action related to the SPML Known Proceedings without prior consultation and written consent of SPT and/or its affiliates, and cooperate with SPT to provide it and its affiliates with necessary documentation, records and notices relating to the SPL Known Proceedings. If any payments are received in relation to the SPML Known Proceedings, Purchaser shall procure that such amounts are paid to SPT and its affiliates after final judicial determination of the relevant SPML Known Proceedings.

SPT undertakes to use its best efforts to exercise its reasonable judgement to arrange for the sale of certain inventory and to the extent that (i) the sale price of such inventory is below US$0.02 per watt, or (ii) SMPL or its subsidiary is required to make any payments following a final judicial determination of the SPML Known Proceedings (“Legal Payments”), then SPT will reimburse Purchaser for the difference between the average price of the inventory sale and US$0.02 per watt multiplied by the inventory, and for the Legal Payments, each within 60 Business Days of the triggering event.

The SPA and each Ancillary Agreement (collectively, the “Transaction Documents”) contain customary representations and warranties and covenants made by their respective parties thereto. The obligation of the parties to consummate the transactions contemplated by the Transaction Documents is subject to the satisfaction or waiver of a number of customary conditions and obtaining of requisite approvals and consents, and to the extent that the conditions set forth in the SPA are not fulfilled or waived on or before 11:59pm C.S.T on February 28, 2025 or such other date as the parties may mutually agree in writing (the “Long Stop Date”), the SPA shall lapse and cease to have any further effect. If the Closing of the transactions contemplated under the SPA does not take place whether by reason of non-fulfillment of certain closing conditions or SPT’s entering into insolvency proceedings, then any installments of the Total Consideration paid by the Purchaser to SPT shall be refunded to Purchaser along with interest on each installment at the effective federal funds rate of the United States on the Long Date or the date of commencement of insolvency proceedings, as the case may be.

Transitional Services Agreement

On the Closing Date, Purchaser and SPT will enter into a Transitional Services Agreement, in the form attached hereto as Exhibit 99.3, pursuant to which both parties will provide to the other certain services outlined in the Transitional Services Agreement for a period of one (1) year following the Closing. The parties will be compensated for rendering of such services in the amounts indicated in the agreement. The parties agree to meet certain standard of care and cooperate and communicate with one another during the course of providing the services under the Transitional Services Agreement.

Bilaterial Development Services Agreement

On the Closing Date, Purchaser and SPT will enter into a Joint Development Agreement in the form attached hereto as Exhibit 99.4, pursuant to which both parties agree to use their respective assets and human resources in the Republic of the Philippines and the United States of America to further the development of MAX8 Technology (“Collaboration”). The Parties agree to both invest on the development of MAX8 Technology for a period of two (2) years from the Closing, in accordance with the terms of the Bilaterial Development Services Agreement. The Bilateral Development Services Agreement provides that both parties will ensure that the activities conducted within the scope of the Collaboration are managed, documented, and maintained in adherence to the prevailing industry-leading standards. Within 30 days after the Closing Date, the parties will establish a joint, co-chaired joint management committee (“Management Committee”) that will be responsible for the overall strategic alignment and direction with respect to the Collaboration. The Management Committee will establish a Collaboration budget and the Collaboration shall be conducted in accordance with such budget. The Joint Development Agreement addresses how existing intellectual property will be cross-licensed between the two Parties. To the extent that new intellectual property is developed by either party during the course of the Collaboration, such intellectual property will be jointly owned by both parties in equal share and utilized pursuant to the terms of the Bilateral Development Services Agreement, other than otherwise agreed to in writing by both parties. The parties will work together with any third party interested in utilizing certain assets and the newly developed intellectual property to manufacture MAX7 & MAX8 Technology products or similar products and achieve reasonable and sustainable arrangements on joint ventures, intellectual property licensing and/or global distributions with such third party. Without the prior written consent of MSPL, TZE is not permitted to allow access or sell any intellectual property owned by MSPL and/ or tools and processes based on such intellectual property, as well as access to employees with relevant knowledge. The Bilateral Development Services Agreement dictates the actions both parties are required to take in connection with the prosecution or enforcement of patents during the term of the agreement. For a period of 24 months after termination of the Bilateral Development Services Agreement, the parties will consult with one another on any invention or other achievements conceived or reduced to practice during the term of this agreement to ensure all developed intellectual property is properly documented and, if suitable, corresponding patent applications are filed, where both parties will enjoy the same rights, interest and income generated therefrom.

The foregoing description of the Transaction Documents and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Transaction Documents, which are filed as Exhibits 99.1 through 99.4 to this report on Form 6-K and is incorporated herein by reference. Copies of the Transaction Documents have been included to provide shareholders of Maxeon with information regarding their terms and are not intended to provide any factual information about the parties thereto, or any of their respective affiliates or subsidiaries, as applicable.

The Transaction Documents contain representations, warranties, covenants and agreements, which were made only for purposes of such agreements and as of specified dates. The representations and warranties in the Transaction Documents reflect negotiations between the parties to the Transaction Documents and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Transaction Documents may be subject to limitations agreed by the parties and have been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Transaction Documents may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Transaction Documents, and unless required by applicable law, the Company undertakes no obligation to update such information.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-248564), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), Form S-8 (File No. 333-277501), Form S-8 (File No. 333-241709) and Form S-8 (File No. 333-283187), each filed with the Securities and Exchange Commission.

Forward-Looking Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, statements regarding restructuring of our business portfolio and our strategic plans, including the ability to close the transactions discussed in this report and successfully execute on the plans and undertakings contemplated in the agreements discussed in this report; expected ramp and production timelines for the Company’s manufacturing facility in the U.S.; our expectations and plans for short- and long-term strategy, including our product and technology focus and projected growth and profitability; our ability to execute on our plans and strategy; and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them.

Additional forward-looking statements can be identified by terminology such as "may," "might," "could," "will," "aims," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, including closing of the transactions discussed in this report and establishing a successful collaboration plan for the further development of MAX7 and MAX8 Technology, executing other restructuring plans, regulatory and other challenges that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations; (3) an adverse final determination of the U.S. Customs & Border Protection (CBP) investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from damage or destruction of facilities operated by our suppliers, difficulties in hiring or retaining key personnel, epidemics, natural disasters, including impacts of the war in Ukraine; (6) our ability to manage our key customers and suppliers; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs; (9) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results and in the foreign currencies in which we operate; (12) appropriately sizing, or delays in expanding our manufacturing capacity and containing manufacturing and logistics difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, to the war in Ukraine, economic recession and environmental disasters; (14) challenges managing our acquisitions, joint ventures and partnerships, including our ability to successfully manage acquired assets and supplier relationships; (15) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which may cause such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (16) unpredictable outcomes resulting from our litigation activities or other disputes; and (17) the actual numbers and timing of employee reductions are subject to, and will be dependent on, applicable laws and regulations. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 27, 2025	By:	/s/ Dmitri Hu
Dmitri Hu
Chief Financial Officer

EXHIBITS

Exhibit Title

99.1*	Sale and Purchase Agreement
99.2*	Form of Procurement Agency Agreement
99.3*	Form of Transitional Services Agreement
99.4*	Form of Bilaterial Development Services Agreement

* Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.